

June 14, 2013

Via Email
Charles R. Wunsch
Senior Vice President and General Counsel
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

>   **Re: Clearwire Corporation**
>   **Amendment No. 7 to Schedule 13E-3**
>   **Filed by Sprint Nextel Corporation et. al. on May 28, 2013**
>   **File No. 005-84306**
>
>   **Additional Definitive Proxy Soliciting Materials**
>   **Filed by Sprint Nextel Corporation on June 3, 2013**
>   **File No. 001-34196**

Dear Mr. Wunsch:

We have reviewed your filings and have the following comment. Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

General

1.   We note the additional definitive soliciting materials filed by Sprint on June 3, 2013, regarding Sprint's assessment of the DISH tender offer, and the viability of the DISH tender offer as an alternative to the Rule 13e-3 transaction. Please file these materials under cover of Schedule 13E-3. Please also disclose what consideration Sprint gave to updating its Item 1014(a) fairness determination with respect to the Rule 13e-3 transaction to take into account the DISH offer.

   Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 with any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via Email
        Jeremy D. London, Esq.
        Skadden Arps